MONTHLY REPORT - JANUARY, 2008
                               Global Macro Trust
              The net asset value of each unit as of January 31, 2008
                 was $1,173.25 up 1.39% from $1,157.17, per unit
                            as of December 31, 2007.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (540,437.753      $   6,992,531    618,384,029     625,376,560
   units) at December 31, 2007
Redemption of 535.145 units on
   January 1, 2008                     (619,253)            (0)       (619,253)
Addition of 16,937.214 units on               0     19,599,231      19,599,231
   January 1, 2008
Redemption of 5,060.613 units on             (0)    (5,937,364)     (5,937,364)
   January 31, 2008*
Net Income (Loss) - January 2007        142,009      8,970,466       9,112,475
                                    -----------  --------------  --------------
Net Asset Value at January 31,    $   6,515,287    641,016,362     647,531,649
2008
                                    ===========  ==============  ==============
Net Asset Value per Unit at
January 31, 2008 (551,913.594
units inclusive of 134.385
additional units.)                               $    1,173.25


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ (3,743,472)    (3,743,472)

      Change in unrealized gain (loss) on open       13,851,300     13,851,300
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                         2,271,131      2,271,131


   Interest income                                    2,372,100      2,372,100

   Foreign exchange gain (loss) on margin              (141,671)      (141,671)
      deposits
                                                 --------------  --------------
Total: Income                                        14,609,388     14,609,388

Expenses:
   Brokerage commissions                              3,675,495      3,675,495

   20.0% New Trading Profit Share                     1,655,457      1,655,457

   Custody Fees                                               0              0

   Administrative expense                               165,961        165,961
                                                 --------------  --------------
Total: Expenses                                       5,496,913      5,496,913

Net Income (Loss) - January, 2008                  $  9,112,475      9,112,475


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      February 8, 2008


Dear Investor:

Global Macro Trust ("GMT") was up 1.39% for January, 2008.

In January, profits from interest rate, currency, agricultural commodity and metal trading outweighed losses from energy and stock index futures trading.

The most noteworthy event in the financial markets in January was the precipitous selloff in stocks on global equity markets early in the month.
The Trust entered the month with a mixture of relatively light long and short positions in stock index futures and ended the month with modest short positions in most equity markets. Profits on short positions in Dutch, French, Italian, Swedish, British and Japanese indices were narrowly outweighed by losses on long positions on indices in South Africa, Australia, Hong Kong, China, Singapore, Taiwan, Germany, Spain, Canada and the U.S.

Increasing evidence of problems for the U.S. economy, the global equity markets meltdown and dramatic cuts in the federal funds and discount rates by the Federal Reserve in response contributed to declining interest rates across the yield curve in most countries. Long positions in U.S., German and Canadian short-term interest rates, notes and bonds and British short-term interest rate futures were profitable, substantially outweighing losses on short positions in Australian bonds and short-term Australian, Swiss and European interest rate futures.

Declining U.S. interest rates further pressured the weakening dollar and long positions against the dollar were generally profitable, particularly the Chilean and Mexican pesos, the Swiss franc and the New Zealand dollar. A short position in the Korean won was also profitable, and long positions in the Brazilian real and South African rand were unprofitable. In non-dollar cross rate trading, a profit on a long position in the Swiss franc versus the British pound was narrowly outweighed by a loss on a long position in the Australian dollar versus the Swiss franc and small losses on eight crosses against the yen. Thirteen crosses against the euro were flat.

The metal markets were marked by significant strength in precious metals and a reversal of the downtrend in industrial metals notwithstanding weakening global economic fundamentals, particularly in the U.S. Profits on long positions in gold, silver, platinum and tin outweighed losses on short positions in aluminum, zinc, nickel and copper.

Energy prices have been very volatile in recent months and the uptrend in the oil markets hit a minor air pocket in January and declined. Long positions in Brent and WTI crude oil, heating oil, reformulated gasoline (RBOB), gas oil and Tokyo gasoline and kerosene were unprofitable. Natural gas rallied and short positions were also unprofitable.

Agricultural markets, particularly grains, were strong in January. Long positions in soybeans, soybean oil, soybean meal, corn and Chicago and Kansas City wheat were profitable. In the softs, long positions in cocoa and sugar were profitable. In livestock, profits on a short position in cattle outweighed losses on a short position in hogs.

                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman